UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-22462
GIBRALTAR 401(k) PLAN
GIBRALTAR INDUSTRIES, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 22, 2010	/s/ Timothy J. Heasley
Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2009 and 2008

Gibraltar 401(k) Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13

Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2009)	14

Exhibit
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of the Gibraltar 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2009) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2009 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ FREED MAXICK & BATTAGLIA, CPAs, P.C.
Buffalo, New York
June 22, 2010

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments at fair value:
Shares of registered investment companies	$56,882,829	$46,508,843
Common collective trusts	3,254,029	1,956,106
Employer securities	2,018,586	1,590,136
Cash equivalents	13,090,950	15,171,605
Participant loans receivable	3,750,781	4,299,813

	78,997,175	69,526,503

Receivables:
Employer contributions receivable	386,539	418,227

Net assets available for benefits at fair value	79,383,714	69,944,730

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit responsive investment contract	51,768	105,516

Net assets available for benefits	$79,435,482	$70,050,246

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	Year Ended December 31,
	2009	2008
Additions:
Participant contributions	$4,398,280	$5,839,365
Employer contributions	1,640,603	2,726,616
Net appreciation in fair value of investments	11,782,228	—
Interest and dividends	1,471,342	2,590,122

Total additions	19,292,453	11,156,103

Deductions:
Benefits paid to participants	(11,598,737)	(12,431,460)
Net depreciation in fair value of investments	—	(29,072,518)
Plan expenses	(32,066)	(38,246)

Total deductions	(11,630,803)	(41,542,224)

Increase (decrease) in net assets available for benefits, prior to mergers and spin-offs	7,661,650	(30,386,121)

Transfer of net assets available for benefits from mergers	1,723,586	5,883,305
Transfer of net assets available for benefits for spin-offs	—	(2,611,571)

Net increase (decrease)	9,385,236	(27,114,387)

Net assets available for benefits:

Beginning of year	$70,050,246	$97,164,633

End of year	$79,435,482	$70,050,246

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
1. DESCRIPTION OF PLAN
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through the Gibraltar 401(k) Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.
All employees of the Company, and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements who are not eligible for participation in the Plan.
Effective January 1, 2009, the Florence Corporation 401(k) Plan was merged into the Plan. As a result of this merger, net assets with a fair market value of $636,112 were transferred into the Plan on December 31, 2008 and net assets with a fair market value of $1,723,586 were transferred into the Plan on January 2, 2009.
On October 3, 2008, the Company divested its SCM Metal Products subsidiaries (SCM). As a result of this transaction, the Plan was amended to transfer the net assets held by SCM employees from the Plan in a spin-off transaction. The total fair market value of the net assets transferred from the Plan as a result of the spin-off was $2,611,571.
The Noll Manufacturing 401(k) Retirement Plan was merged into the Plan effective January 1, 2008. The total fair market value of the net assets transferred into the Plan as a result of this merger was $5,247,193.
Participant Contributions
Participants may contribute up to 100% of their annual compensation (except for highly compensated employees), not to exceed the ceiling imposed by the Internal Revenue Service of $16,500 and $15,500 for 2009 and 2008, respectively, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $22,000 and $20,500 for 2009 and 2008, respectively.

Gibraltar 401(k) Plan
Notes to Financial Statements
Employer Contribution
During 2008, the Company matched contributions to the Plan equal to 50% of the first 6% of the participant’s elective deferral at the time of salary reduction. Effective January 1, 2009, the Plan was amended for the Company to increase its match to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. The Plan was subsequently amended to suspend employer contributions matching participants’ elective deferrals effective April 18, 2009.
Administration
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets for the years ended December 31, 2009 and 2008. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and nonforfeitable.
All active participants are 100% vested in employer contributions.
Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum.

Gibraltar 401(k) Plan
Notes to Financial Statements
Participant Loans
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Loan terms shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the loan. Participant notes are valued at cost, which approximates fair value at the statement of net assets available for benefits dates.
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Plan. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Subtopic 946-210, “Balance Sheet [Financial Services — Investment Companies],” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through two collective trusts. As a result, the Statements of Net Assets Available for Benefits presents the fair value of the investments in collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Gibraltar 401(k) Plan
Notes to Financial Statements
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
The Plan’s investments are valued at their fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) included the Plan’s gains and losses on investments bought and sold as well as held during the year.
The net appreciation (depreciation) in fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized losses or gains and the unrealized appreciation or depreciation on those investments. During 2009 and 2008, the Plan’s investments appreciated or (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2009	2008
Shares of registered investment companies	$11,223,772	$(28,616,402)
Employer securities	542,661	(456,116)
Common collective trusts	15,795	—

Total	$11,782,228	$(29,072,518)

Gibraltar 401(k) Plan
Notes to Financial Statements
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2009	2008
Fidelity Retirement Money Market	$12,267,581	$14,862,828
Fidelity Capital Appreciation Fund	6,726,116	5,258,561
Fidelity Diversified International Fund	5,370,302	4,381,576
Fidelity Contrafund	4,960,603	3,675,284
Pimco Total Return Fund Institutional Class	4,458,248	3,814,598
Loomis Sayles Small Cap Value Fund Class I	4,092,766	3,561,161
Participant Loans	* 3,750,781	4,299,813

*	Presented for comparative purposes only
Benefits
Benefits are recorded when paid.
Recently Issued Accounting Pronouncements
In February 2008, the FASB issued guidance now codified in FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” to delay the effective date for the fair value measurement of non-financial assets and liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We applied fair value measurement to non-financial assets and liabilities beginning on January 1, 2009. The application did not have an impact on the Plan’s financial statements.
In April 2009, the FASB issued guidance now codified in FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” to provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The guidance also includes provisions for identifying circumstances that may indicate a transaction is not orderly. The provisions of this guidance are effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. We adopted the provisions of this guidance during the year ended December 31, 2009 and its impact on the Plan’s financial statements was not significant.

Gibraltar 401(k) Plan
Notes to Financial Statements
In May 2009, the FASB issued guidance now codified in FASB ASC Topic 855, “Subsequent Events,” to establish principles and requirements for subsequent events. The guidance sets forth the date after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The guidance also identifies the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date. The guidance is effective for interim or annual periods ending after June 15, 2009, and shall be applied prospectively. We adopted the provisions of the guidance during the year ended December 31, 2009 and its impact on the Plan’s financial statements was not significant.
In August 2009, the FASB issued Accounting Standards Update (Update) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)”. Update 2009-05 provides amendments to Topic 820, “Fair Value Measurements and Disclosures,” for the fair value measurement of liabilities. Update 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance. We adopted the provisions of Update 2009-05 during the year ended December 31, 2009 and its impact on the Plan’s financial statements was not significant.
In September 2009, the FASB issued Update 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” to amend Topic 820, “Fair Value Measurements and Disclosures.” Update 2009-12 permits the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share can be used by investors in investments such as hedge funds, private equity funds, venture capital funds, and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendment requires enhanced disclosure for the investments within the scope of this accounting update. The guidance in Update 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted. We adopted the provisions of Update 2009-12 during the year ended December 31, 2009 and it had no impact on the Plan’s financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
In January 2010, the FASB issued Update 2010-06, “Improving Disclosures about Fair Value Measurements,” primarily to require new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances, and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, Update 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. Update 2010-06 will be effective for interim and annual periods beginning after December 31, 2009, except for the disclosures related to purchases, sales, issuances, and settlements of Level 3 fair value measurements, which are effective for periods beginning after December 15, 2010. We will include disclosures required by Update 2010-06 in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which we will include in the notes to the Plan’s financial statements effective January 1, 2011.
3. FAIR VALUE MEASUREMENTS
FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Shares of Registered Investment Companies
These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.
Common Collective Trusts
These investments are valued at fair value determined using the market price of the underlying securities and the value of investment contracts. The Plan’s interest in each fund is based on information reported by the trustee using audited financial statements of the fund. As a result, the inputs used to determine the fair value of the common collective trusts are classified as Level 2 inputs.

Gibraltar 401(k) Plan
Notes to Financial Statements
Employer Securities
These investments consist of a fund composed of employer securities valued at the closing price reported on the active market on which the individual securities are traded. As a result, the value of the investment is based on Level 1 inputs.
Cash Equivalents
These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 2 of the valuation hierarchy using the income approach.
Participant Loans Receivable
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value. The valuation of loans to participants includes inputs derived from unobservable market data. Accordingly, the investments are classified within Level 3 of the valuation hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3
Shares of registered investment companies:
Large Cap	$18,066,525	$—	$—
Mid Cap	$6,640,786	$—	$—
Small Cap	$5,953,710	$—	$—
Bond	$7,188,770	$—	$—
Blended	$19,033,038	$—	$—

Total	$56,882,829	$—	$—
Common collective trusts	$—	$3,254,029	$—
Employer securities	$2,018,586	$—	$—
Cash equivalents	$—	$13,090,950	$—
Participant loans receivable	$—	$—	$3,750,781

Gibraltar 401(k) Plan
Notes to Financial Statements
The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3
Shares of registered investment companies:
Large Cap	$14,308,555	$—	$—
Mid Cap	$4,536,633	$—	$—
Small Cap	$5,074,267	$—	$—
Bond	$7,607,257	$—	$—
Blended	$14,982,131	$—	$—

Total	$46,508,843	$—	$—
Common collective trust	$—	$1,956,106	$—
Employer securities	$1,590,136	$—	$—
Cash equivalents	$—	$15,171,605	$—
Participant loans receivable	$—	$—	$4,299,813
The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31:

	Participant Loans Receivable
	2009	2008
Balance as of January 1	$4,299,813	$4,015,382
Issuances, repayments, and settlements, net	(549,032)	284,431

Balance as of December 31	$3,750,781	$4,299,813

4. TAX STATUS
The Plan was amended and restated on December 21, 2006. The Plan received a letter from the Internal Revenue Service dated October 10, 2007 that stated that the Plan and related Trust, as amended, were designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving its latest determination letter, the Administrator believes that the Plan has been designed and operated in compliance with the applicable requirements of the Code.
Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
5. PARTIES IN INTEREST
At December 31, 2009 and 2008, certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income or (losses) from parties-in-interest and interest from participant loans amounted to $9,218,316 and $(16,922,853) for the years ended December 31, 2009 and 2008, respectively. Fees paid by the Plan for loan processing fees amounted to $32,066 and $38,246 for the years ended December 31, 2009 and 2008, respectively.
6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for plan benefits per the financial statements	$79,435,482	$70,050,246

Adjustment from fair value to contact value for fully benefit responsive investment contract	(51,768)	(105,516)

Net assets available for plan benefits per the Form 5500	$79,383,714	$69,944,730

The following is a reconciliation of the net increase or decrease in net assets available for plan benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2009	2008
Net increase (decrease) in net assets available for plan benefits per the financial statements	$9,385,236	$(27,114,387)

Plus: Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	105,516	11,708

Less: Current year adjustment from fair value to contract value for fully benefit responsive investment contract	(51,768)	(105,516)

Net increase (decrease) in net assets available for plan benefits per the Form 5500	$9,438,984	$(27,208,195)

Gibraltar 401(k) Plan
EIN 16-0991536
Plan #007
Schedule H, Line 4i – Schedule of Assets (Held at End of Year, at December 31, 2009)

Identity of Issuer and	Current Fair
Description of Investments	Market Value
American Beacon Small Cap Value Fund Institutional Class	$429,929
Allianz NFJ Dividend Value Fund Administrative Class	3,395,983
Fidelity Brokerage Link*	1,389,462
Fidelity Capital Appreciation Fund*	6,726,116
Fidelity Contrafund*	4,960,603
Fidelity Diversified International Fund*	5,370,302
Fidelity Freedom Fund 2000*	73,537
Fidelity Freedom Fund 2005*	69,465
Fidelity Freedom Fund 2010*	886,953
Fidelity Freedom Fund 2015*	1,131,348
Fidelity Freedom Fund 2020*	3,770,214
Fidelity Freedom Fund 2025*	903,580
Fidelity Freedom Fund 2030*	1,586,685
Fidelity Freedom Fund 2035*	638,083
Fidelity Freedom Fund 2040*	669,322
Fidelity Freedom Fund 2045*	100,404
Fidelity Freedom Fund 2050*	107,924
Fidelity Freedom Income Fund*	174,175
Fidelity Leveraged Company Stock*	1,691,364
Fidelity Managed Income Portfolio*	2,820,935
Fidelity Retirement Money Market*	12,267,581
Fidelity U.S. Bond Index Fund*	2,730,522
Gibraltar Stock Fund*	2,096,313
Janus Perkins Mid Cap Value Fund	1,123,902
Loomis Sayles Small Cap Value Fund Class I	4,092,766
Munder Mid-Cap Core Growth Fund Class Y	3,825,520
Neuberger Berman Small Cap Growth Fund Institutional Class	1,431,015
Oakmark Equity and Income Fund	2,064,180
Pimco Total Return Fund Institutional Class	4,458,248
Spartan U.S. Equity Index Fund*	2,983,823
Virtus Real Estate Securities Class A	843,046
Wells Fargo Stable Return Portfolio	433,094
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 4.25% to 11.5%)*	3,750,781

$78,997,175

*	Indicates Parties in Interest to the Plan.